Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING THE TERM SHEET FOR THE SALE OF THE PLOT IN CHENNAI, INDIA

Tel Aviv, Israel, December 4, 2018, Elbit Imaging Ltd. (the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its press releases dated October 18, 2018 and November 7, 2018, regarding a term sheet for the sale of its 50% stake in a 74.7 acre plot in Chennai, India (the “Plot”) for a total consideration of approximately Euro 13.2 million, (the “Consideration”); that the closing date of the transaction has been extended to January 7, 2019 (the “Closing Date”). In addition, the Company and the buyer agreed that instead of the Euro 1.25 million that the buyer was supposed to deposit in advance on account of the Consideration, the buyer will pay the Company an additional consideration that will be calculated as an annual interest of 12% on the Consideration amount (calculated from December 1, 2018 till the Closing Date.).

All other terms and conditions of the agreement shall remain unchanged. The Company will update regarding any new developments.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects); and (iii) land in Eastern Europe which is designated for sale (and which was initially designated for development of commercial centers).

For Further Information:
Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com